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                               July 1, 2022

       Chen Ren
       Chief Executive Officer
       Trans Global Group, Inc.
       Room 2701, Block A
       Zhantao Technology Building
       Minzhi Street, Shenzhen
       Guangdong Province, China

                                                        Re: Trans Global Group,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed June 8, 2022
                                                            File No. 000-56383

       Dear Mr. Ren:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G filed June 8,
2022

       Item 1. Business
       Challenges with Having Operations in China, page 5

   1. We note your response to comment 1. Please revise to create a separate Enforceability of
                                                        Civil Liabilities
section within Item 1 for the discussion of the enforcement risks related to civil liabilities due
to you conducting your business in China and your assets and sole officer and director
being located in China. Please identify your sole officer and director located in China and
disclose that it will be more difficult to enforce liabilities and enforce judgments on this
individual. For example, revise to discuss more specifically the limitations on
investors being able to effect service of process and enforce civil liabilities in China, lack of
reciprocity and treaties, and cost and time constraints.
 Chen Ren
Trans Global Group, Inc.
July 1, 2022
Page 2
2. We note your response to comment 2. Please revise to clarify that trading in your securities also may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the HFCAA.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Rakip at 202-551-3573 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameChen Ren
                                                          Division of
Corporation Finance
Comapany NameTrans Global Group, Inc.
                                                          Office of Real Estate
& Construction
July 1, 2022 Page 2
cc:       Scott Kline
FirstName LastName